UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                         December                        , 2005
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                                Golar LNG Limited
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                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F [X]             Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [_]                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated December 1, 2005.

                                  Exhibit 99.1


                                    Golar LNG

Insider Transaction
-------------------

CEO Tor Olav Troim of Golar LNG has prolonged his forward contract for 100,000 shares in Golar LNG until 30 May 2006. New forward price is NOK 97.30 per share. Mr. Troim's shareholding in Golar LNG, including options and forward contracts, is 260,000 shares.




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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                               Golar LNG Limited
                                                               -----------------
                                                                  (Registrant)




Date   December 1, 2005                    By   /s/ Graham Robjohns
                                                --------------------
                                                    Graham Robjohns
                                                Chief Financial Officer


03849.0004 #622758